Exhibit 99.1

Taboola Beats Q2 Guidance, Raises Expectations for Rest Of The Year and 2022

Increases full year guidance across all measures, now expects to grow Gross Profit and ex-TAC Gross Profit 22 to 24% and 22 to 23%, respectively, for the year.

New York, NY, Aug 10, 2021 -- Taboola (Nasdaq: TBLA), a global leader in powering recommendations for the open web, helping people discover things they may like, today announced its results for the quarter ended June 30, 2021.

“We went public over one month ago, and we recently announced that we are acquiring Connexity for $800M to bring e-Commerce to the open web in a big way, and we had strong momentum in Q2,” said Adam Singolda, Founder & CEO, Taboola. “I’m pleased to share that our Q2 results included growth and profits above our expectations as we continue to grow our publisher partners, with new partnerships with publications such as BBC, Hearst, SheMedia and others. We’re also seeing growth of premium demand coming from agencies and brands such as video and native branding on premium supply, including placements like middle of article, homepages and section fronts. We are focused on executing on our plans and delivering on our commitments, and these results give us confidence to increase our 2021 guidance across all measures, including growing ex-TAC Gross Profit 22 to 23% for the year. With Connexity, we are positioning ourselves for an even stronger future by expanding our addressable market, scaling our offering to align with the direction of the open web, and hiring incredible talent. Amazon has millions of merchants, but merchants mainly have Amazon. That changes now.”

For more commentary on the quarter, please refer to Taboola’s Q2 2021 Shareholder Letter, which was furnished to the SEC and also posted on Taboola’s website today at https://investors.taboola.com.

Second Quarter 2021 Results Summary (unaudited)

	Three Months Ended June 30,
(dollars in thousands)	2021	2020

Revenues	$329,072	$267,668
Gross Profit	$100,245	$84,104
Net Income (loss)[1]	$(61,416)	$12,905
Ratio of Net income (loss) to Gross profit	(61.3)%	15.3%
Cash Flow from Operations	$23,083	$36,834
Cash, cash equivalents and short-term deposits	$585,243	$152,740

Non-GAAP Financial Data*
ex-TAC Gross Profit	$116,870	$98,885
Adjusted EBITDA	$40,802	$34,865
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	34.9%	35.3%
Free Cash Flow	$6,945	$33,177

1Includes share-based compensation expense of $78.5 million in Q2 2021 compared to $2.2 million in Q2 2020

Second Quarter Financial Highlights

○	Q2 results exceeded guidance across all measures

●	Revenues of $329 million versus guidance of $315 to $320 million.

●	Gross Profit of $100 million versus guidance of $88 to $95 million.

●	ex-TAC Gross Profit of $117 million versus guidance of $108 to $113 million.

●	Adjusted EBITDA of $41 million versus guidance of $34 to $36 million.

○	Revenue grew $61 million or 22.9% year-over-year.

●	New digital property partners[1] drove $23 million of growth

●
Existing digital property partners[2] grew $38 million which translates to net dollar retention[3] (NDR) of 114% and reflects strong improvement in yield as well as lower demand in the prior year due to COVID.

○	Gross Profit grew $16.1 million or 19.2% year-over-year and ex-TAC Gross Profit grew $18 million or 18.2% year-over-year.

●
In each case, the increase in gross profit was driven primarily by growth from new digital property partners,[1] and growth from existing digital property partners that was driven by strong improvements in yield. These gains year over year were partially offset by the withholding in the prior year of $10 million in guarantee TAC payments to publishers that we subsequently volunteered to pay in the fourth quarter of 2020.

○
Operating expenses grew $87.8 million or 133.2% year-over-year.  Excluding higher share based compensation of $76.0 million year over year, mostly triggered from going public, operating expenses grew $11.8 million or 18.5% year-over-year.  This increase was driven by:

●
A $0.2M increase in research and development as increases in headcount were partially offset by lower depreciation related to timing of new server investments.  We continue to invest in our proprietary, deep learning data engine as well as new products and tools to support our publishers and advertisers.

●	A $3.6M increase in sales and marketing expenses to support our business growth.

●	An $8.0M increase in general and administrative expenses related to public company investments and a partial return to more normal operations following the COVID pandemic.

○
Net loss of $61.4 million was $74.3 million lower year over year primarily driven by the higher share based compensation. Adjusted EBITDA of $40.8 million increased by $5.9 million year over year driven by the higher revenue.

●	Net income (loss) to Gross profit Margin was (61.3)% and the Ratio of Adjusted EBITDA to ex-TAC Gross Profit was 34.9%.

○	GAAP EPS was $(1.39) in Q2. The EPS was based on GAAP shares outstanding of 48.5 million.

○	Our fully diluted shares outstanding to start Q3 2021 is estimated to be approximately 256 million.

○	Cash Flow from Operations of $23.1 million and Free Cash Flow of $6.9 million declined year over year driven by higher purchases of property and equipment and changes in working capital.

1New digital property partners within the first 12 months that were live on our network

2Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded)

3Net Dollar Retention is the net growth of existing digital property partners for the given period divided by the revenues from the same period in the prior-year.

Third Quarter 2021 and Full Year 2021 Guidance

The Company’s strong Second Quarter results provide us confidence to raise our Third Quarter and Full Year 2021 guidance above our previous projections and guidance.  Our guidance does not incorporate our pending acquisition of Connexity which is expected to close in the third quarter.  Including Connexity, we expect in 2022 to grow ex-TAC Gross Profit over 30% on a reported, non-pro forma basis and 17%+ on a pro forma basis, above our previous standalone expectation to grow ex-TAC Gross Profit 16% in 2022. For Taboola as a standalone company, we expect the following.

For the Third Quarter 2021, the Company currently expects:

○	Revenues of $325 to $328 million

○	Gross Profit of $95 to $98 million

○	ex-TAC Gross Profit of $115 to $117 million

○	Adjusted EBITDA of $33 to $34 million

For the Full Year 2021, the Company currently expects:

(dollars in millions)	Increased Guidance (as of 8/10/21)	Year over Year Growth	Previous Guidance (as of 5/17/21)
Revenues	$1,316 to $1,323	~11%	$1,298 to $1,308
Gross Profit	$390 to $396	22% to 24%	$374 to $386
ex-TAC Gross Profit	$468 to $472	22% to 23%	$456 to $466
Adjusted EBITDA	$150 to $153	41% to 44%	$140 to $150

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net income (loss), the most directly comparable GAAP measures. Certain elements of Net income (loss), including share-based compensation expenses, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net Income (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net income (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

Our guidance assumes that the global economy continues to recover, with no major COVID-19 related setbacks that may cause economic conditions to deteriorate or significantly reduce advertiser demand.

Webcast Details

Taboola's senior management team will discuss the Company's earnings on a call that will take place tomorrow, August 11, 2021, at 8:30 AM ET. The call can be accessed via webcast at https://investors.taboola.com, or by conference call by dialing (877) 312-1874, or (470) 495-9527 for international callers, and entering the conference ID 7791954.  The webcast will be available for replay for one year, through the close of business on August 11, 2022.

*About Non-GAAP Financial Information

This press release includes ex-TAC Gross Profit, Adjusted EBITDA, Ratio of Adjusted EBITDA to ex-TAC Gross Profit and Free Cash Flow, which are non-GAAP financial measures. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenues, gross profit, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.

The Company believes non-GAAP financial measures provide useful information to management and investors regarding future financial and business trends relating to the Company. The Company believes that the use of these measures provides an additional tool for investors to use in evaluating operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them. Please refer to the appendix at the end of this press release for reconciliations to the most directly comparable measures in accordance with GAAP.

Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). For example, the expected timing and completion of the pending acquisition of Connexity and guidance for the third quarter of and Full Year 2021, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this presentation include, but are not limited to: the ability to recognize the anticipated benefits of the recent transaction between the Company and ION Acquisitions Corp. 1 Ltd. (the “Business Combination”), which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s registration statement on Form F-4 relating to the Business Combination filed on April 30, 2021, and in subsequent filings with the Securities and Exchange Commission (“SEC”), including the final prospectus/proxy statement relating to the Business Combination.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

About Taboola

Taboola powers recommendations for the open web, helping people discover things they may like. The company's platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, NBC News, Business Insider, The Independent and El Mundo. More than 13,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. The company has offices in 15 cities worldwide, including New York and Tel Aviv.

Learn more at www.taboola.com and follow @taboola on Twitter.

Investor Contact:	Press Contact:

Jennifer Horsley	Ran Gishri

investors@taboola.com	press@taboola.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30, 2021	December 31, 2020
	Unaudited	Audited

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$585,243	$242,811
Restricted deposits	1,061	3,664
Trade receivables	139,019	158,050
Prepaid expenses and other current assets	37,636	21,609
Total current assets	762,959	426,134
NON-CURRENT ASSETS
Long-term prepaid expenses	20,923	5,289
Restricted deposits	3,367	3,300
Deferred tax assets	2,281	1,382
Right of use assets	58,385	68,058
Property and equipment, net	58,310	52,894
Intangible assets, net	2,627	3,905
Goodwill	19,206	19,206
	165,099	154,034
Total assets	928,058	580,168

CONSOLIDATED BALANCE SHEETS (continued)
U.S. dollars in thousands, except share and per share data

	June 30, 2021	December 31, 2020
	Unaudited	Audited

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payable	$157,658	$189,352
Lease liability	15,287	15,746
Accrued expenses and other current liabilities	101,029	95,135
Total current liabilities	273,974	300,233

LONG TERM LIABILITIES
Deferred tax liabilities	27	45
Warrant liability	54,155	-
Lease liability	52,564	63,044
Total long-term liabilities	106,746	63,089

CONVERTIBLE PREFERRED SHARES
Preferred A, B, B-1, B-2, C, D and E shares with no par value - Authorized: 123,389,750 shares at December 31, 2020; Issued and outstanding: 121,472,152 shares at December 31, 2020: Aggregate liquidation preference of 308,765 as of December 31, 2020.	-	170,206

SHAREHOLDERS' EQUITY
Ordinary shares with no par value- Authorized: 700,000,000 and 176,535,661 shares as of June 30 , 2021 and December 31, 2020 respectively; 211,198,259 and 41,357,049 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively.	-	-
Additional paid-in capital	621,664	78,137
Accumulated deficit	(74,326)	(31,497)
Total shareholders' equity	547,338	46,640
Total liabilities, convertible preferred shares, and shareholders' equity	$928,058	$580,168

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

Revenues	$329,072	$267,668	$632,022	$547,014
Cost of revenues:
Traffic acquisition cost	212,202	168,783	409,238	379,161
Other cost of revenues	16,625	14,781	33,040	30,973
Total cost of revenues	228,827	183,564	442,278	410,134
Gross profit	100,245	84,104	189,744	136,880
Operating expenses:
Research and development expenses	30,050	21,908	53,943	43,907
Sales and marketing expenses	69,136	31,396	103,444	66,832
General and administrative expenses	54,468	12,576	64,144	27,755
Total operating expenses	153,654	65,880	221,531	138,494
Operating income (loss) before finance expenses	(53,409)	18,224	(31,787)	(1,614)
Finance expenses, net	(85)	(654)	(883)	(206)
Income (loss) before income taxes	(53,494)	17,570	(32,670)	(1,820)
Provision for income taxes	(7,922)	(4,665)	(10,159)	(9,128)
Net income (loss)	$(61,416)	$12,905	$(42,829)	$(10,948)
Less: Undistributed earnings allocated to participating securities	(6,029)	(5,646)	(11,944)	(11,228)
Net Income (loss) attributable to ordinary shares – basic and diluted	(67,445)	7,259	(54,773)	(22,176)
Net income (loss) per share attributable to ordinary shareholders, basic	$(1.39)	$0.19	$(1.18)	$(0.54)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	48,518,124	37,895,239	46,351,830	41,217,908
Net income (loss) per share attributable to ordinary shareholders, diluted	$(1.39)	$0.12	$(1.18)	$(0.54)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	48,518,124	60,096,610	46,351,830	41,217,908

SHARE BASED COMPENSATION BREAK-DOWN BY EXPENSE LINE
U.S. dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Cost of revenues	455	111	580	252
Research and development	8,947	1,037	12,385	2,051
Sales and marketing	35,040	919	36,171	1,897
General and administrative	34,081	156	34,518	293
Total share-based compensation expense	78,523	2,223	83,654	4,493

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	Unaudited		Unaudited
Cash flows from operating activities:

Net income (loss)	$(61,416)	$12,905	$(42,829)	$(10,948)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation and amortization	8,646	9,076	16,890	18,827
Share based compensation expenses	78,523	2,223	83,654	4,493
Net loss (gain) from financing expenses	(2,970)	(517)	(1,357)	824
Increase in deferred taxes, net	(1,693)	(890)	(917)	(1,456)
Revaluation of the warrant liability	272		272
Accrued interest, net	-	155	-	332

Change in operating assets and liabilities:
Decrease (increase) in trade receivables	(13,410)	18,248	19,031	43,296
Decrease (increase) in prepaid expenses and other current assets and long-term prepaid expenses	(16,998)	9,069	(33,757)	14,985
Increase (decrease) in trade payable	16,497	(30,722)	(31,025)	(35,535)
Increase in accrued expenses and other current liabilities	15,671	16,578	5,284	14,333
Change in operating lease Right of use assets	3,659	3,343	7,291	6,639
Change in operating Lease liabilities	(3,698)	(2,634)	(8,557)	(7,948)
Net cash provided by operating activities	23,083	36,834	13,980	47,842

Cash flows from investing activities
Purchase of property and equipment, including capitalized platform costs	(16,138)	(3,657)	(21,675)	(10,634)
Cash paid in connection with acquisitions	-	-	-	(202)
Decrease (increase) in restricted deposits	(118)	(12,965)	2,536	(2)
Decrease in short-term deposits	-	24,968	-	24,964
Net cash provided by (used in) investing activities	(16,256)	8,346	(19,139)	14,126

Cash flows from financing activities
Exercise of options	1,368	400	4,919	677
Issuance of share, net of offering costs	290,908	-	287,432	-
Issuance of warrant	53,883		53,883
Net cash provided by financing activities	346,159	400	346,234	677
Exchange differences on balances of cash, cash equivalents	2,970	517	1,357	(824)

Increase in cash, cash equivalents	355,956	46,097	342,432	61,821
Cash, cash equivalents - at the beginning of the period	229,287	102,644	242,811	86,920
Cash, cash equivalents - at end of the period	$585,243	$148,741	$585,243	$148,741

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Supplemental disclosures of cash flow information:

Cash paid for income taxes	$4,502	$431	$5,831	$963
Supplemental disclosures of noncash investing and financing activities:
Deferred offering costs incurred during the period included in the Long-term prepaid expenses	$2,950	$-	$2,950	$-

Purchase of property, plant and equipment	$966	$3,030	$966	$3,030

APPENDIX: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q2 2021

(Unaudited)

The following table provides a reconciliation of Revenues to ex-TAC Gross Profit.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
	(dollars in thousands)		(dollars in thousands)
Revenues	$329,072	$267,668	$632,022	$547,014
Traffic acquisition cost	212,202	168,783	409,238	379,161
Other cost of revenues	16,625	14,781	33,040	30,973
Gross Profit	$100,245	$84,104	$189,744	$136,880
Add back: Other cost of revenues	16,625	14,781	33,040	30,973
ex-TAC Gross Profit	$116,870	$98,885	$222,784	$167,853

The following table provides a reconciliation of Net income (loss) to Adjusted EBITDA.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
	(dollars in thousands)		(dollars in thousands)
Net income (loss)	$(61,416)	$12,905	$(42,829)	$(10,948)
Adjusted to exclude the following:
Financial expenses, net	85	654	883	206
Tax expenses	7,922	4,665	10,159	9,128
Depreciation and amortization	8,646	9,076	16,890	18,827
Share-based compensation expenses(1)	78,523	2,223	83,654	4,493
M&A costs(2)	7,042	5,342	5,588	11,439
Adjusted EBITDA	$40,802	$34,865	$74,345	$33,145

1For the 2021 periods, a substantial majority is Share-based compensation expenses related to going public.

2 For 2020 periods, represents costs associated with the proposed strategic transaction with Outbrain Inc.which we elected not to consummate, and for 2021 periods, relates to the acquisition of ION Acquisition Corp. 1 Ltd. and going public.

We calculate Ratio of Net income (loss) to Gross profit as Net income (loss) divided by Gross profit. We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit, a non-GAAP measure, as Adjusted EBITDA divided by ex-TAC Gross Profit. We believe that the Ratio of Adjusted EBITDA to ex-TAC Gross Profit is useful because TAC is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. The following table reconciles Ratio of Net income (loss) to Gross Profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit for the period shown.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
	(dollars in thousands)		(dollars in thousands)
Gross profit	$100,245	$84,104	$189,744	$136,880
Net income (loss)	$(61,416)	$12,905	$(42,829)	$(10,948)
Ratio of Net income (loss) to Gross profit	(61.3)%	15.3%	(22.6)%	(8.0)%

ex-TAC Gross Profit	$116,870	$98,885	$222,784	$167,853
Adjusted EBITDA	$40,802	$34,865	$74,345	$33,145
Ratio of Adjusted EBITDA Margin to ex-TAC Gross Profit	34.9%	35.3%	33.4%	19.7%

The following table provides a reconciliation of Net cash provided by operating activities to Free Cash Flow.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
	(dollars in thousands)		(dollars in thousands)
Net cash provided by operating activities	$23,083	$36,834	$13,980	$47,842
Purchases of property and equipment, including capitalized platform costs	(16,138)	(3,657)	(21,675)	(10,634)
Free Cash Flow	$6,945	$33,177	$(7,695)	$37,208

APPENDIX: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q3 2021 and
FULL YEAR 2021 GUIDANCE

(Unaudited)

The following table provides a reconciliation of Gross Profit to ex-TAC Gross Profit.

	Q3 2021	FY 2021
(unaudited)
(dollars in millions)
Revenues	$325 - $328	$1,316 - $1,323
Traffic acquisition cost	$(210 - $211)	$(848 - $851)
Other cost of revenues	$(19 - $20)	$(75 - $77)
Gross Profit	$95 - $98	$390 - $396
Add back: Other cost of revenues	$19 - $20	$75 - $77
ex-TAC Gross Profit	$115 - $117	$468 - $472